Exhibit 99.1

PRESS RELEASE
CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE November 15, 2013
CANADIAN ZINC REPORTS FINANCIAL RESULTS FOR THIRD QUARTER 2013 •Water Licence for Prairie Creek Mine approved •Drilling programs underway at South Tally Pond •Agreement to acquire Messina Minerals

Vancouver, British Columbia, November 15, 2013 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) announces its financial results for the three month and nine month periods ended September 30, 2013.

Financial Results September 30, 2013

For the three and nine month periods ended September 30, 2013, the Company reported a net loss and comprehensive loss of $1,626,000 and $3,507,000 respectively compared to a net loss and comprehensive loss of $621,000 and $12,576,000, respectively for the same periods ended September 30, 2012.

The net loss in the three month period ended September 30, 2013 included a gain of $348,000 on the Company’s marketable securities compared to a gain of $3,032,000 for the comparative period. For the three and nine month periods ended September 30, 2013, the Company expensed $1,286,000 and $3,391,000 respectively on its exploration and evaluation programs at Prairie Creek compared to $3,376,000 and $6,492,000, respectively for the same periods ended September 30, 2012.

The net loss in the nine month period ended September 30, 2013 included a loss of $3,430,000 on the Company’s marketable securities compared to a loss of $4,998,000 for the comparative period. The Company also recorded a gain of $5,439,000 on the sale of a net smelter royalty for the nine month period ended September 30, 2013.

Excluding the gain or loss on marketable securities and the gain on the sale of the Royalty, the Company recorded a net loss of $1,974,000 in the third quarter of 2013 and a net loss of $5,516,000 in the nine months ended September 30, 2013, compared to net losses of $3,653,000 and $7,578,000 in the same periods last year. At September 30, 2013, the Company had a positive working capital balance of $14,452,000 including cash and cash equivalents of $12,855,000, short term investments of $1,000 and marketable securities of $1,704,000 (for a total of $14,560,000).

Permitting Process Complete

After the successful completion of a five year environmental assessment and regulatory process established under the Mackenzie Valley Resource Management Act Canadian Zinc now holds all the necessary permits and licences to allow for the construction, development and operation of the Prairie Creek Mine and the entire 184 kilometre access road which connects the Prairie Creek Property to the Liard Highway.

Water Licence and related Operational Land Use Permits

In September 2013, the Company received notification that the Honourable Bernard Valcourt, Minister of Aboriginal Affairs and Northern Development Canada, approved and signed the Type “A” Water Licence for the Prairie Creek Mine in the Northwest Territories, Canada. The Type “A” Water Licence, MV2008L2-002, was issued by the Mackenzie Valley Land and Water Board (“MVLWB” or the “Water Board”) in July, 2013 and, with this approval by the Minister, Canadian Zinc is permitted to conduct mining, milling and processing activities at the Prairie Creek Mine Site, use local water, dewater the underground mine and dispose of waste from mining and milling. This licence is valid for a period of seven years.

This Type “A” Water Licence and Land Use Permit are the key regulatory permits needed for the construction, development and operation of the Prairie Creek Mine. The successful completion of the regulatory process is the culmination of many years of effort by the Canadian Zinc team, the MVLWB, the various government agencies and all the stakeholders in the region. The positive recommendation of the Water Board demonstrates that a broad consensus has been achieved through the process.

Parks Canada Road Land Use Permit and Water Licence

In September 2013, the Company received permits from Parks Canada, Parks2012_W001 WL and Parks2012-L001 LUP, both valid for a period of five years valid until August, 2018. The permits authorize road access through the NNPR to connect sections of road outside the Park permitted by the MVLWB.

Prairie Creek Site Activity

The Prairie Creek Mine site was re-opened in June 2013. Site work included care and maintenance programs, water treatment, servicing, repair and site re-organization, removal and relocation of equipment and supplies and training programs. These programs are ongoing; however, the site is expected to close for the season by the end of November.

From September to early October, the Company completed a small exploration diamond drill program close to the mine site to test an electromagnetic anomaly, defined by last year’s geophysical surveys. Two drillholes totaling 1,068 metres of coring were completed to test this anomaly with assay results pending. No obvious explanation was revealed to explain the anomaly but some zones within the sedimentary rocks contained moderate amounts of graphite which may be causing the anomaly.

Flow-Through Financing

In August 2013, Canadian Zinc closed its previously announced bought deal private placement of flow-through shares with Canaccord Genuity Corp. The Company issued 6,460,000 common shares, which qualify as “flow-through” shares of the Company for purposes of the Income Tax Act (Canada) at a price of $0.62 per FT Share, raising aggregate gross proceeds of $4.0 million.

Newfoundland Properties

In September 2012, Canadian Zinc developed a second area of interest with the acquisition of Paragon Minerals Corporation. Paragon’s principal asset is the South Tally Pond project in central Newfoundland. The company also holds interests in several other base metal and precious metal projects primarily in Newfoundland.

Exploration Drill Program Continues at South Tally Pond

A follow-up diamond drill program comprising 20 holes totaling up to 6,000 metres commenced September 16, 2013. This drill program will follow-up on the favourable intersections of the newly discovered Northwest Zone situated approximately 250 metres northwest of the Lemarchant deposit. Drilling is also targeting the lateral and depth extensions of the NI 43-101 resources of the Lemarchant deposit and test a geophysical target known as the West target.

Subsequent to the end of the quarter, results from six holes from the Northwest Zone were reported which include two holes that intersected mineralization 50 metres south of the original Northwest Zone discovery. Drillhole LM13-82 intersected massive sulphide mineralization assaying 9.33% zinc, 0.38% lead, 0.90% copper, 38.57 g/t silver and 0.47g/t gold over 3.0 metres while Drillhole LM13-83, located 35 metres up-dip of discovery drillhole LM13-82, intersected multiple semi-massive to massive sulphide intervals between 275.1 and 354.1 metres downhole including 6.55% zinc, 1.96% lead, 0.30% copper, 37.12 g/t silver and 0.35 g/t gold over 9.0 metres. Drilling is continuing.

Agreement to Acquire Messina Minerals

In September 2013, the Company entered into a binding agreement with Messina Minerals Inc. to acquire all of the outstanding common shares of Messina in exchange for common shares of Canadian Zinc by way of a statutory plan of arrangement on the basis of one share of Canadian Zinc for 5.9 shares of Messina. Completion of the arrangement is subject to approval by the Messina shareholders, regulatory and court approvals, and other customary closing conditions. A Special General Meeting for Messina shareholders has been called for December 16, 2013.

In addition, in a non-brokered private placement financing, Canadian Zinc purchased 3,000,000 Messina common shares at a price of $0.05 per share, for a total consideration of $150,000. This private placement closed in early September.

Messina is a mineral exploration company focused on exploring and advancing its base metal and gold properties in central Newfoundland. Messina’s flagship project is its 100% interest in the Tulks South Property, which includes the Boomerang, Domino and Long Lake base and precious metal-rich VMS deposits adjacent to Canadian Zinc’s South Tally Pond project. Messina has completed a National Instrument (“NI”) 43-101 mineral resource estimates at the Boomerang and Domino deposits. The Boomerang deposit has an Indicated mineral resource of 1.36 million tonnes grading 7.1% Zn, 3.0% Pb, 0.5% Cu, 110 g/t Ag and 1.7 g/t Au; and an Inferred mineral resource of 0.28 million tonnes grading 6.7% Zn, 2.9% Pb, 0.4% Cu, 96.5 g/t Ag and 1.3 g/t Au. The Domino deposit, which is adjacent to Boomerang hosts an Inferred resource of 0.41 million tonnes grading 6.3% Zn, 2.8% Pb, 0.4% Cu, 94 g/t Ag and 0.6 g/t Au, (See Messina Minerals Inc. Technical Report, dated August 1, 2007, Tulks South Property, Central Newfoundland, Canada, filed on SEDAR).

In addition Messina has also completed a NI 43-101 resource estimate for the Long Lake Main Zone deposit which hosts an Indicated mineral resource of 0.41 million tonnes grading 7.8% Zn, 1.6% Pb, 1.0% Cu, 49 g/t Ag and 0.57 g/t Au and an Inferred mineral resource of 0.08 million tonnes grading 5.8% Zn, 1.2% Pb, 0.7% Cu, 34 g/t Ag and 0.48 g/t Au, (See Independent Technical Report, dated March 13, 2012, Main Zone of Messina Minerals Inc. Long Lake Volcanic Massive Sulphide Project, Newfoundland and Labrador, Canada, filed on SEDAR).

The Boomerang and Long Lake deposits have some of the highest grade characteristics in the region. Exploration upside and resource expansion potential is believed to exist from numerous identified targets at surface and along strike to the northeast of these deposits.

Outlook

Canadian Zinc’s focus for the balance of 2013 and 2014 will be to advance the Prairie Creek Project towards operation and production along with further exploring its base metal properties in central Newfoundland along with further exploring its base metal properties in central Newfoundland.

During the quarter ended September 30, 2013, the Company successfully raised $4 million in a weak market for resource companies through a bought deal private placement of flow-through shares. The proceeds are being used to advance exploration programs on both the Prairie Creek property and the South Tally Pond property in Newfoundland. At September 30, 2013, the Company had working capital of $14.5 million and expects it will be able to meet current commitments and continue its planned 2013 and 2014 programs.

Canadian Zinc is evaluating strategies for raising the financing necessary to complete the development and construction of the Prairie Creek Mine and begin operation. Canadian Zinc continues to advance the development of the Prairie Creek Mine and has initiated preliminary site preparation work including upgrading the access road. The Company has engaged JDS Energy & Mining Inc. and others to complete an initial optimization study of the capital costs required to place the Prairie Creek Mine into production. Geotechnical mapping determining optimal mining methods will also be completed along with a detailed site condition assessment of all critical equipment required to re-start the Prairie Creek processing facility. Metallurgical studies, designed to optimize concentrate production are being planned for early 2014 and the Company is also formulating a concentrate marketing strategy and plan.

The Company is also continuing with a drill program targeting the expansion of the Lemarchant deposit and further exploring the new zone of mineralization discovered northwest of Lemarchant at the South Tally Pond property in Newfoundland.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol “CZN”. The Company’s key projects are the 100%-owned Prairie Creek property, a fully permitted, advanced-staged zinc-lead-silver property with mineable reserves, located in the Northwest Territories and the 100% owned South Tally Pond project, which includes the Lemarchant deposit, along with other property interests in central Newfoundland.

Canadian Zinc also recently entered into an agreement to acquire Messina Minerals, a mineral exploration company focused on base metals and gold properties in central Newfoundland, subject to approval by Messina shareholders at a Special General Meeting scheduled to be held on December 16, 2013.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344
E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Risk and Uncertainties

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Investors are advised to review the discussion of risk factors associated with the Company’s business set out in the Company’s Annual Information Form for the year ended December 31, 2012, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com). The risks and uncertainties, as summarized in the Company’s MD&A and in other Canadian and U.S. filings, are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that are currently deemed to be immaterial, also may materially adversely affect the Company’s business, financial condition and/or operating results.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” “resources”, which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.